EXHIBIT 3.4

                           CONSOLIDATED GRAPHICS, INC.
                              (A TEXAS CORPORATION)
                                 (THE "COMPANY")

                           APRIL 27, 1998 AMENDMENT TO
                             BY-LAWS OF THE COMPANY

      Pursuant to a Unanimous Written Consent of the Board of Directors of the Company dated April 27, 1998, it was RESOLVED that subsection (m) of Section 15 of the By-Laws of the Company be amended to correct "acquisition" in line 8 thereof to "acquisitions" and to increase the value of shares that may be issued by the Executive Committee as consideration for the acquisition of printing companies from $10,000,000 to $25,000,000, so that subsection (m) of Section 15 shall read as follows:

      (m) ISSUANCE OF STOCK. The executive committee shall have and may exercise the authority of the Board of Directors with respect to the issuance of shares of the Company, PROVIDED, HOWEVER, THAT the executive committee shall have such authority only with respect to authorized shares of the common stock of the Company AND PROVIDED FURTHER THAT the executive committee may only issue or cause to be issued such shares as consideration for the acquisitions of printing companies that have been approved pursuant to authority delegated to the executive committee by the Board of Directors AND PROVIDED FURTHER THAT the executive committee may in no circumstances issue or cause to be issued any such shares in any individual acquisition in which the aggregate consideration, whether consisting of debt assumption, the payment of cash, the issuance of notes or equity securities or any combination of the foregoing, exceeds $25,000,000.